Net Serviços de Comunicação S.A. Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65 Company Registry (NIRE): 35.300.177.240 Publicly Held Company Rua Verbo Divino nº 1.356 - 1ºa. , São Paulo-SP

July 20, 2009

Ms. Claire DeLabar
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Mail Stop 3720

Re:	Net Serviços de Comunicação S.A.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed April 23, 2009
File No. 0-28860

Dear Ms. DeLabar:

This letter acknowledges the receipt by Net Serviços de Comunicação S.A. (the “Company”) of your letter, dated July 6, 2009, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2009. As discussed over the telephone with you, the Company advises the staff of the Commission that it will be unable to file a response to your letter by the date requested in your letter. Nonetheless, the Company currently expects to file a response to your letter on or before August 3, 2009.

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at (+55) (11) 2111-2811.

Sincerely,

/s/ Márcio Minoru Miyakava
Márcio Minoru Miyakava
Capital Markets Director

cc: João Adalberto Elek Junior, Chief Financial Officer
André Muller Borges, Chief Legal Officer
Gregory Gooding, Debevoise & Plimpton LLP